Q3 2021 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

Pan American Silver reports cash flow from operations of $157.0 million in Q3 2021
Vancouver, B.C. - November 9, 2021 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) ("Pan American" or the "Company") today reported unaudited results for the quarter ended September 30, 2021 ("Q3 2021").
“Pan American generated record quarterly revenue of $460.3 million and operating cash flow of $157.0 million in Q3. Our cash and short term investments increased to $315.4 million," said Michael Steinmann, President and Chief Executive Officer. "We have continued to face challenges with availability of qualified labor and costs related to the COVID pandemic. Vaccination rates have been increasing at all our operations, and we expect to see an improvement in productivity and costs over the coming quarters, especially at La Colorada."
Q3 2021 Highlights:
•Consolidated silver production was 4.8 million ounces. La Colorada was largely responsible for increased production relative to the first and second quarters of 2021. With improved ventilation air volumes allowing accelerated mine development, mining rates increased by 21% relative to the previous quarter of 2021 and further increases are anticipated through the balance of 2021. We expect mine development~~s~~ and mining rates to continue increasing over the coming quarters, with throughput rates increasing to approximately 2,000 tonnes per day by mid-2022. We also expect to increase underground exploration drilling rates, particularly for the Skarn deposit.
•Consolidated gold production was 142.6 thousand ounces. At Dolores, a delay in completing construction of leach pad 1 south has resulted in an in-heap gold inventory build-up of 8.1 thousand ounces in Q3 2021 and 37.0 thousand ounces year-to-date 2021 ("YTD 2021"). Loading of pad 1 south is expected to begin by the end of November 2021, which should allow inventory levels to normalize in 2022. At Shahuindo, an increase in pad inventories of 5.9 thousand ounces in Q3 2021 and 16.1 thousand ounces YTD 2021 was recorded.
•Revenue of $460.3 million benefited from the sale of dore and concentrate inventories built-up in prior periods, which was partially offset by the increase of on-pad inventories at Dolores and Shahuindo.
•Net income of $20.2 million ($0.10 basic income per share) was impacted by a non-cash mark-to-market loss on investment interests of $25.3 million ($0.12 per share) and an income tax expense of $50.4 million ($0.24 per share), partially offset by a $28.5 million gain ($0.14 per share) on the sale of a non-core exploration stage property.
•Adjusted income was $37.8 million ($0.18 basic adjusted income per share).
•Net cash generated from operations was $157.0 million and includes $23.0 million source of cash from working capital changes.
•Silver Segment Cash Costs and All-in Sustaining Costs ("AISC") per silver ounce were $11.92 and $16.30, respectively. Silver Segment costs were mainly impacted by increased mining costs at La Colorada for ventilation upgrades, extensive shotcrete ground support and investments in long-hole mining methods to benefit future operations. La Colorada AISC are expected to gradually decline, as throughput increases over the coming quarters.
•Gold Segment Cash Costs and AISC per gold ounce were $922 and $1,176, respectively.
•Capital expenditures of $66.2 million were comprised of $52.9 million of sustaining capital and $13.3 million of non-sustaining capital, which is mostly related to project capital. Project capital of $12.8 million was largely invested in advancing the exploration and development studies for the La Colorada Skarn project, including advancing construction of the new concrete-lined ventilation shaft and refrigeration plant, and the Wetmore exploration project at Timmins.
•2021 Guidance revised. Full-year consolidated precious metals production is now estimated to be between 19.0 and 20.0 million ounces of silver and 560.0 to 588.0 thousand ounces of gold. The estimated

PAN AMERICAN SILVER CORP.	1

Q3 2021 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

ranges for Silver Segment Cash Costs and AISC have increased to $11.60 to $12.50 and $15.75 to $16.75, respectively. The Company has maintained its guidance for Gold Segment Cash Costs and AISC. The Company has reduced its estimates for sustaining capital to a range of $217.5 to $226.0 million and project capital to a range of $43.5 to $45.0 million. See the "2021 Guidance" section of this news release for further details, and the Company's Management's Discussion and Analysis for the three and nine months ended September 30, 2021.
•Strong financial position with working capital of $618.8 million, inclusive of cash and short-term investment balances of $315.4 million; an equity investment in Maverix Metals Inc. with a market value of $116.1 million; and $500.0 million available under Pan American's Sustainability-Linked Credit Facility, as at September 30, 2021. Total debt of $45.0 million was related to lease liabilities and construction loans.
•The Board of Directors has approved a cash dividend of $0.10 per common share, or approximately $21.0 million in aggregate cash dividends, payable on or about December 3, 2021, to holders of record of Pan American’s common shares as of the close on November 22, 2021.
Pan American also reports that Mr. Robert Doyle, Chief Financial Officer, has decided to retire effective March 31, 2022 after 18 years of loyal service to the Company. The Company has a succession plan in place and is currently conducting an orderly process of transition.
Cash Costs, AISC, adjusted earnings, basic adjusted earnings per share, sustaining capital, project capital, working capital, and total debt are not generally accepted accounting principle ("non-GAAP") financial measures. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
This news release should be read in conjunction with Pan American's unaudited Condensed Interim Consolidated Financial Statements and our Management's Discussion and Analysis for the three and nine months ended September 30, 2021. This material is available on Pan American’s website at panamericansilver.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
Conference Call and Webcast
Date:            November 10, 2021
Time:             10:00 am ET (7:00 am PT)
Dial-in numbers:    1-800-319-4610 (toll-free in Canada and the U.S.)
+1-604-638-5340 (international participants)
Webcast:        panamericansilver.com
The live webcast, presentation slides and the Q3 2021 report will be available at panamericansilver.com. An archive of the webcast will also be available for three months.

PAN AMERICAN SILVER CORP.	2

Q3 2021 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

CONSOLIDATED RESULTS

	Three months ended	Twelve months ended
Weighted average shares outstanding (millions)	210.3	210.1

	September 30, 2021	December 31, 2020
Shares outstanding (millions)	210.3	210.3

	Three months ended September 30,
	2021	2020
FINANCIAL
Revenue	$460,349	$300,414
Mine operating earnings	$98,887	$124,561
Net income	$20,219	$65,260
Basic income per share(1)	$0.10	$0.31
Adjusted income(2)	$37,779	$59,059
Basic adjusted income per share(1)	$0.18	$0.28
Net cash generated from operating activities	$157,017	$114,943
Net cash generated from operating activities before changes in working capital(2)	$134,010	$105,959
Sustaining capital expenditures(2)	$52,908	$36,352
Non-sustaining capital expenditures(2)	$13,277	$5,359
Cash dividend per share	$0.10	$0.07
PRODUCTION
Silver (thousand ounces)	4,831	4,087
Gold (thousand ounces)	142.6	116.9
Zinc (thousand tonnes)	12.7	8.6
Lead (thousand tonnes)	4.2	3.4
Copper (thousand tonnes)	2.1	0.7
CASH COSTS(2) ($/ounce)
Silver Segment(3)	11.92	7.14
Gold Segment(4)	922	793
AISC(2) ($/ounce)
Silver Segment(3)	16.30	6.01
Gold Segment(4)	1,176	1,057
Consolidated per silver ounce sold(5)	(0.44)	(8.42)
Consolidated before NRV inventory adjustments	(0.95)	(2.56)
AVERAGE REALIZED PRICES(6)
Silver ($/ounce)	24.16	24.77
Gold ($/ounce)	1,782	1,914
Zinc ($/tonne)	2,989	2,189
Lead ($/tonne)	2,286	1,822
Copper ($/tonne)	9,399	6,463
(1)Per share amounts are based on basic weighted average common shares.
(2)Non-GAAP measure; please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
(3)As of Q1 2021, Dolores was moved from the Silver Segment to the Gold Segment due to the expected mine sequencing into a higher gold zone of the mine. 2021 Silver Segment is comprised of the following operations: La Colorada, Huaron, Morococha, San Vicente and Manantial Espejo. The 2020 Silver Segment metrics include Dolores.
(4)2021 Gold Segment is comprised of the following operations: Dolores, Shahuindo, La Arena and Timmins. The 2020 Gold Segment metrics exclude Dolores.
(5)Consolidated per silver ounce sold is based on total silver ounces sold and are net of by-product credits, including gold revenues. Corporate general and administrative expense and exploration and project development expense are included in Consolidated AISC, but not allocated amongst the operations and thus are not included in either the silver or gold segment totals.
(6)Metal prices stated are inclusive of final settlement adjustments on concentrate sales.

PAN AMERICAN SILVER CORP.	3

Q3 2021 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

INDIVIDUAL MINE OPERATING PERFORMANCE

	Silver Production (ounces ‘000s)		Gold Production (ounces ‘000s)
	Three months ended September 30,		Three months ended September 30,
	2021	2020	2021	2020
La Colorada	1,424	1,445	0.7	1.0
Huaron	888	274	0.2	0.0
Morococha(1)	547	142	0.3	0.1
San Vicente(2)	606	655	0.1	0.1
Manantial Espejo	813	606	8.4	5.4
Dolores	486	871	39.6	22.7
Shahuindo	55	81	37.3	33.0
La Arena	9	9	22.9	21.6
Timmins	4	4	33.0	32.8
Total	4,831	4,087	142.6	116.9
(1)Morococha data represents Pan American 92.3% interest in the mine's production.
(2)San Vicente data represents Pan American 95.0% interest in the mine's production.

	Cash Costs(1) ($ per ounce)		AISC(1) ($ per ounce)
	Three months ended September 30,		Three months ended September 30,
	2021	2020	2021	2020
La Colorada	12.65	6.54	18.48	10.07
Dolores(2)	-	(5.12)	-	(22.92)
Huaron	4.69	(0.97)	7.63	5.78
Morococha	8.41	6.07	12.76	13.23
San Vicente	16.84	18.08	21.16	20.08
Manantial Espejo	19.33	14.03	22.71	12.22
Silver Segment Consolidated(2)(3)	11.92	7.14	16.30	6.01
Dolores(2)	767	-	1,026	-
Shahuindo	763	464	951	616
La Arena	930	837	1,240	1,409
Timmins	1,331	1,111	1,618	1,318
Gold Segment Consolidated(2)(3)	922	793	1,176	1,057
Consolidated AISC per silver ounce sold(4)			(0.44)	(8.42)
Consolidated AISC before NRV inventory adjustments			(0.95)	(2.56)
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of the MD&A for the period ended September 30, 2021 for a detailed description of these measures and where appropriate a reconciliation of the measure to the Q3 2021 financial statements.
(2)Due to the expected mine sequencing into a higher gold zone of the mine plan at Dolores, the Company has determined that the mine is better identified as a Gold Segment operation from 2021 onwards. Thus, as of Q1 2021, Cash Costs and AISC at Dolores are reported on a per ounce of gold basis and included as part of the Gold Segment Cash Costs and AISC calculations. Dolores Cash Costs and AISC in the 2020 comparable period were reported on a per ounce of silver basis and included as part of the Silver Segment Cash Costs and AISC calculations, as previously reported. For comparison purposes, had Dolores been reported in the Gold Segment in 2020, Gold Segment Cash Costs and AISC for Q3 2020 would have been $777 and $867, respectively, and Silver Segment Cash Costs and AISC for Q3 2020 would have been $9.18 and $12.48, respectively.
(3)Silver Segment Cash Costs and AISC are calculated net of credits for realized revenues from all metals other than silver ("silver segment by-product credits"), and are calculated per ounce of silver sold. Gold Segment Cash Costs and AISC are calculated net of credits for realized silver revenues ("gold segment by-product credits"), and are calculated per ounce of gold sold.
(4)Consolidated AISC is calculated per silver ounce sold with total gold revenues included within by-product credits. Corporate general and administrative expense and exploration and project development expense are included in Consolidated AISC, but not allocated amongst the operations and thus are not included in either the silver or gold segment totals.

PAN AMERICAN SILVER CORP.	4

Q3 2021 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

2021 GUIDANCE
Based on YTD 2021 production results and the expected production for the remainder of the year, Management has revised the full-year consolidated precious metals production estimates and increased its range of expected Silver Segment Cash Costs and AISC. The Company is maintaining its guidance for Gold Segment Cash Costs and AISC. The Company is also revising down its estimates for sustaining and project capital expenditures.
Annual Production Guidance, as at November 9, 2021

Silver – Moz	19 - 20
Gold – koz	560 - 588
Zinc – kt	49.8 - 53.6
Lead – kt	18.5 - 20.3
Copper – kt	8.9 - 9.2
Cash Costs and AISC Guidance, as at November 9, 2021

	Cash Costs(1)(2) ($ per ounce)	AISC(1)(2) ($ per ounce)
Silver Segment Total(3)	11.60 - 12.50	15.75 - 16.75
Gold Segment Total(3)	825 - 925	1,135 - 1,250
Consolidated Silver Basis(4)		(4.50) - 0.00
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
(2)The Cash Costs and AISC forecasts assume YTD 2021 realized metal prices and the following metal prices for Q4 2021: $22.50/oz for silver, $1,750/oz for gold, $3,000/tonne ($1.36/lb) for zinc, $2,200/tonne ($1.00/lb) for lead, and $9,200/tonne ($4.17/lb) for copper; and average annual exchange rates relative to 1 USD of 20.00 for the MXN, 4.10 for the PEN, 96.67 for the ARS, 7.00 for the BOB, and $1.25 for the CAD.
(3)Corporate general and administrative expense, and exploration and project development expense are included in Consolidated Silver Basis AISC, but are not allocated amongst the operations and thus are not included in either the silver or gold segment totals.
(4)Consolidated Silver Basis AISC is calculated per silver ounce sold with gold revenues included in the by-product credits.
Capital Expenditures Guidance, as at November 9, 2021

(in millions of USD)
Sustaining Capital	217.5 - 226.0
Project Capital	43.5 - 45.0
Total Capital	261.0 - 271.0
The estimates above are forward-looking statements and information that are subject to the cautionary note associated with forward-looking statements and information at the end of this news release.

About Pan American Silver
Pan American owns and operates silver and gold mines located in Mexico, Peru, Canada, Argentina and Bolivia. We also own the Escobal mine in Guatemala that is currently not operating. Pan American provides enhanced exposure to silver through a large base of silver reserves and resources, as well as major catalysts to grow silver production. We have a 27-year history of operating in Latin America, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

PAN AMERICAN SILVER CORP.	5

Q3 2021 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

Technical Information
Scientific and technical information contained in this news release have been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, and Christopher Emerson, FAusIMM, Vice President Business Development and Geology, each of whom are Qualified Persons, as the term is defined in Canadian National Instrument 43-101 - Standards of Disclosure of Mineral Projects.
For additional information about Pan American's material mineral properties, please refer to Pan American’s Annual Information Form dated February 17, 2021, filed at www.sedar.com, or the Company's most recent
Form 40-F filed with the SEC.
Alternative Performance (Non-GAAP) Measures
In this news release, we refer to measures that are not generally accepted accounting principle ("non-GAAP") financial measures. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning as prescribed by IFRS as an indicator of performance, and may differ from methods used by other companies with similar descriptions. These non-GAAP financial measures include:
•Adjusted earnings and basic adjusted earnings per share. The Company believes that these measures better reflect normalized earnings as they eliminate items that in management's judgment are subject to volatility as a result of factors, which are unrelated to operations in the period, and/or relate to items that will settle in future periods.
•Cash Costs. The Company's method of calculating cash costs may differ from the methods used by other entities and, accordingly, the Company's Cash Costs may not be comparable to similarly titled measures used by other entities. Investors are cautioned that Cash Costs should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance.
•All-in Sustaining Costs per silver or gold ounce sold, net of by-product credits. The Company has adopted AISC as a measure of its consolidated operating performance and its ability to generate cash from all operations collectively, and the Company believes it is a more comprehensive measure of the cost of operating our consolidated business than traditional cash costs per payable ounce, as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company's consolidated earnings and cash flow.
•Total debt is calculated as the total current and non-current portions of: long-term debt, finance lease liabilities and loans payable. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the financial debt leverage of the Company.
•Working capital is calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.
Readers should refer to the "Alternative Performance (non-GAAP) Measures" section of the Company’s Management's Discussion and Analysis for the period ended December 31, 2020, for a more detailed discussion of these and other non-GAAP measures and their calculation.
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: future financial or operational performance, including estimates of current production levels, our estimated production of silver, gold and other metals forecasted for 2021, and our estimated Cash Costs, AISC and sustaining and project capital expenditures in 2021; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; the amount and timing of any future sales of inventory; the impact of completion of ventilation work at the La Colorada mine, including expected increases to mining rates and throughput; expectations with respect to the future anticipated impact of COVID-19 on our operations; whether Pan American is able to maintain a strong financial condition and have sufficient capital, or have access to sufficient capital through our sustainability-linked credit facility or otherwise, to sustain our business and operations; and the ability of Pan American to successfully complete any capital and development projects, including the La

PAN AMERICAN SILVER CORP.	6

Q3 2021 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

Colorada Skarn project, the expected economic or operational results derived from those projects, and the impacts of any such projects on Pan American.
These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic is minimized or not long-term; assumptions related to the global supply of COVID-19 vaccines and the roll-out in each country, and the effectiveness and results of any vaccines, the lessening or increase in pandemic-related restrictions, and the anticipated rate and timing for the same; continuation of operations following shutdowns or reductions in production, if applicable, our ability to manage reduced operations efficiently and economically, including to maintain necessary staffing; tonnage of ore to be mined and processed; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to secure and maintain title and ownership to properties and the surface rights necessary for our operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.
The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the duration and effects of COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society; fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the PEN, MXN, ARS, BOB, GTQ and CAD versus the USD); disruptions to the global supply chain and logistics, including delivery of fuel and critical parts and supplies required for our operations; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala or other countries where the Company may carry on business, including legal restrictions relating to mining, including in Chubut, Argentina, risks relating to expropriation, and risks relating to the constitutional court-mandated ILO 169 consultation process in Guatemala; risks of liability relating to our past sale of the Quiruvilca mine in Peru; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption "Risks Related to Pan American's Business" in the Company's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

PAN AMERICAN SILVER CORP.	7